Closing of Shareholder Register

1. Record Date : December 31, 2006

2. Closing Period : January 1, 2007 ~ January 31, 2007

3. Reason for Closing the Shareholder Register :
- To determine the shareholders who will be eligible to exercise the voting right at the 10th Annual General Meeting of Shareholders.

4. Date of BOD Resolution : N/A

5. Others : Pursuant to Article 13 of the Articles of Incorporation, the period for the closure of the shareholders’ register is a month from the date immediately following the date of the book closing.